September 14, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction	via EDGAR Correspondence

100 F Street NE

Washington, D.C. 20549

Attention: Ronald Alper

RE:	Dakota Real Estate Investment Trust
Offering Statement on Form 1-A
SEC File No. 024-12307

Clearance Declaration Request

Mr. Alper:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Offering Statement qualified as soon as noon Eastern Time on September 18, 2023.

In your telephone conversation with our legal counsel regarding the SEC Staff having completed its review of the Offering Statement on September 14, 2023, you requested us: (i) to confirm the Offering Statement has not been submitted for qualification or registration with any state securities regulatory authority; and (ii) to confirm we have not engaged any broker dealer to solicit participation of our shareholders in the offering such that there is no need to have FINRA advise you that it has no objections to the compensation arrangements.

We hereby make such confirmations. With respect to state law qualification or registration please understand that Dakota REIT is relying upon exemptions from qualification or registration under applicable state securities regulations with respect to offerings of securities to existing shareholders. With respect to no objection by FINRA; as the offering is to existing shareholders of shares in lieu of payment of cash distributions under the Dakota REIT Distribution Reinvestment Plan, no FINRA members are engaged to solicit participation in such plan and no compensation will be paid with respect to issuance of shares under such plan.

Dakota REIT acknowledges that:

●	Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;

●	The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

●	Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and issue shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws. Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,
Dakota Real Estate Trust, Inc.

/s/ Matthew Pedersen
Matthew Pedersen
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317